

05041772

BEST AVAILABLE COPY

3/31/05

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 3 1 2005

DIVISION OF MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39969

~~02-022875~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Canterbury Consulting Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Newport Center Drive, Suite 300
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. D. Bruce — (949) 718-2240
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name – *if individual, state last, first, middle name*)

2030 Main Street, Suite 1400	Irvine	CA	92614
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 2 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. D. Bruce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canterbury Consulting Incorporated, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

R. D. Bruce
Signature

Chief Financial Officer
Title

Notary Public TERESA D. BATRES



TERESA D. BATRES
Commission # 1496462
Notary Public - California
Orange County
My Comm. Expires Jun 25, 2008

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Income	3
Statement of Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 11
SUPPLEMENTAL INFORMATION	
Schedule I - Computation of Net Capital Pursuant to SEC Rule 15c3-1	12 - 13
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	14
Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3	15
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5	16 - 17

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Canterbury Consulting Incorporated

We have audited the accompanying statement of financial condition of Canterbury Consulting Incorporated (the Company) as of December 31, 2004, and the related statements of income, stockholders' equity, and cash flows for the period from July 1, 2004 through December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of Canterbury Consulting Incorporated as of December 31, 2004, and the results of its operations and its cash flows for the period from July 1, 2004 through December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 of the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Irvine, California
March 22, 2005

CANTERBURY CONSULTING INCORPORATED
STATEMENT OF FINANCIAL CONDITION
FOR THE PERIOD FROM JULY 1, 2004 THROUGH DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 453,896
Receivables from clearing organizations	426,312
Customer and other receivables	1,373,536
Prepaid expenses	78,116
Income tax refund receivable	3,414
Deposits	139,529
Property and equipment, net	628,832
Total assets	$ 3,103,635

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 306,209
Accrued payroll and payroll taxes	609,541
Capital lease obligations	251,515
Note payable	104,167
Total liabilities	1,271,432
Stockholders' equity	
Class A voting common stock; no par value; 500,000 shares authorized; 186,362 shares issued and outstanding	791,049
Retained earnings	1,041,154
Total stockholders' equity	1,832,203
Total liabilities and stockholders' equity	$ 3,103,635

See accompanying notes.

CANTERBURY CONSULTING INCORPORATED
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM JULY 1, 2004 THROUGH DECEMBER 31, 2004

	Common Stock				
	Shares Outstanding	Common Stock	Notes Receivable	Retained Earnings	Total
BALANCE, June 30, 2004	169,137	$ 688,902	$ -	$ 844,980	$ 1,533,882
Net income	-	-	-	196,174	196,174
Stock issued	17,225	154,390	-	-	154,390
Notes receivable for stock purchases	-	-	(52,243)	-	(52,243)
BALANCE, December 31, 2004	186,362	$ 843,292	$ (52,243)	$ 1,041,154	$ 1,832,203

See accompanying notes.

CANTERBURY CONSULTING INCORPORATED
STATEMENT OF INCOME
FOR THE PERIOD FROM JULY 1, 2004 THROUGH DECEMBER 31, 2004

REVENUES	
Commissions on securities transactions	$ 1,759,861
Consulting fee income	2,443,068
Other fees and income	306,416
Total revenues	4,509,345
EXPENSES	
Employee compensation and benefits	2,833,944
Floor brokerage and clearance fees	347,601
Communications	245,463
Occupancy	220,037
General and administrative	681,667
Interest	11,130
Total expenses	4,339,842
INCOME BEFORE INCOME TAX BENEFIT	169,503
INCOME TAX BENEFIT	(26,671)
NET INCOME	$ 196,174

See accompanying notes.

Note 1 - Nature of Business

Canterbury Consulting Incorporated (the "Company"), was incorporated in June 1988 under the laws of the state of California under the name of Flint, Krueger, Beimfohr & Cluck, Incorporated. The Company is an independent investment consulting firm that provides investment advice to institutional clients and high net worth individuals. The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and is a registered broker-dealer in over thirty states. The Company is also a registered investment advisor under the Investment Company Act of 1940, as amended, and a member of Securities Investors Protection Corporation ("S.I.P.C.").

All transactions on behalf of customers are cleared on a fully disclosed basis with a clearing broker.

Note 2 - Summary of Significant Accounting Policies

Cash and cash equivalents - The Company considers all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates market value.

Property and equipment - Property and equipment is stated at cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years.

Revenue recognition - Commissions on securities transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Consulting fee income arising from investment advisory services is recognized as the services are performed pursuant to contracts and customer arrangements. Other fees and income are recognized as received which included primarily insurance commissions and interest income.

Income taxes - Effective July 1, 2004, the Company elected to be taxed under the provision of subchapter S of the Internal Revenue Code for federal and state purposes. Under these provisions, the Company does not pay corporate income taxes on its taxable income. However, the Company is subject to 1.5% California franchise tax. In addition, the stockholders are liable for individual federal and state income taxes on the Company's taxable income. The Company may distribute funds necessary to satisfy the stockholders' estimated personal income tax liabilities. The provision for income tax in the current period consists of the California franchise tax and the adjustment of prior year deferred taxes.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CANTERBURY CONSULTING INCORPORATED
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JULY 1, 2004 THROUGH DECEMBER 31, 2004

OPERATING ACTIVITIES	
Net income	$ 196,174
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation and amortization	117,316
Deferred income tax	(27,757)
Changes in operating assets and liabilities	
Receivable from clearing organization	592,201
Customer and other receivables	(352,240)
Prepaid expenses	(13,621)
Income tax refund receivable	(3,414)
Deposits	(483)
Accounts payable and accrued expenses	140,309
Accrued payroll and payroll taxes	(418,861)
Income taxes payable	(136,667)
Net cash provided by operating activities	92,957
INVESTING ACTIVITIES	
Purchase of property and equipment	(72,579)
Net cash used in investing activities	(72,579)
FINANCING ACTIVITIES	
Issuance of common stock	102,147
Principal payments on note payable	(31,250)
Payments on capital lease obligations	(100,672)
Net cash used in financing activities	(29,775)
CHANGE IN CASH AND CASH EQUIVALENTS	(9,397)
CASH AND CASH EQUIVALENTS	
Beginning of period	463,293
End of period	$ 453,896
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Income taxes paid	$ 123,764
Interest paid	$ 11,130
NON CASH FINANCING ACTIVITIES	
Capital lease obligations incurred for acquisition of equipment	$ 242,482

See accompanying notes.

Note 4 - Property and Equipment

Property and equipment consists of the following as of December 31, 2004:

Furniture and equipment	$	584,886
Leasehold improvements		115,882
Computer equipment and software		602,513
		1,303,281
Less accumulated depreciation and amortization		(674,449)
	$	628,832

Depreciation and amortization expense totaled $117,316 for period from July 1, 2004 through December 31, 2004. At December 31, 2004, the carrying amount of leased assets included in property and equipment is $304,799 with related accumulated amortization of $34,087.

Note 5 - Capital Lease Obligations

The Company leases certain equipment under capital leases. The leases are non-recourse and lease payments are based on the fair market value of acquired assets plus interest over the original lease terms of three to five-year periods. Certain reproduction equipment leases require additional monthly payments totaling $2,780 through November 2009, for technical support and maintenance and require the Company to pay contingent rent for excess usage. The Company is also responsible for the cost of repairs, insurance and property taxes.

Future minimum payments for assets under capital leases as of December 31, 2004 are as follows:

Year Ending December 31:		
2005	$	78,117
2006		72,990
2007		67,545
2008		54,035
2009		49,532
		322,219
Amount representing interest		(70,704)
	$	251,515

Note 2 - Summary of Significant Accounting Policies (continued)

Derivatives and hedging - The Company does not engage in derivatives or hedging activities.

Fair value of financial instruments - The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates fair value, due to the relatively short maturity of these instruments. As of December 31, 2004, the Company's capital lease obligations and note payable have stated borrowing rates that are consistent with those currently available to the Company and, accordingly, the Company believes the carrying value of these debt instruments approximates their fair value.

Concentration of credit risk - The Company currently maintains substantially all of its cash with certain major financial institutions. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation. The Company's customer receivables are due from customers throughout the United States and collateral is not required. Historically the Company's credit related losses have been insignificant.

Note 3 - Clearing Agreements and Commissions Receivable

On June 1, 2001, the company entered into a clearing agreement with First Clearing Corporation ("First Clearing"), whereby First Clearing acts as a clearing broker providing various services on behalf of the Company's customers. These services include execution of orders, preparation of confirmations and reports of activity and settlement of contracts and transactions in securities as well as providing all cashiering functions and constructing and maintaining all prescribed books and records. The Company has agreed to indemnify this clearing broker for losses that the clearing broker may sustain from customer accounts introduced by the Company. On a monthly basis, First Clearing remits commissions earned by the Company on securities transactions with customers net of charges for floor brokerage and clearance fees. At December 31, 2004, amounts held by and receivable from First Clearing totaled $426,312.

In connection with this clearing agreement, the Company is required to: (i) maintain a minimum interest bearing security deposit of $100,000 with First Clearing which is included in deposits at December 31, 2004 and (ii) maintain blanket brokers indemnity bond insurance of at least 120% of its required minimum capital. At December 31, 2004, the Company has $500,000 of blanket brokers' bond insurance in effect.

Note 7 - Commitments and Contingencies (continued)

The Company sub-leases a portion of its office space to two tenants under month-to-month leases. Monthly rent equals $1,720 for both tenants. Rental income received from the tenants for the period from July 1, 2004 through December 31, 2004 totaled $10,320, which is included in occupancy expense.

Guarantees - The Company is contingently liable and has guaranteed debt of certain stockholders of the Company payable to a bank aggregating approximately $66,377 at December 31, 2004. The debt matures through February 2007. Management has estimated the amount of this obligation using a probability weighted methodology pursuant to Financial Account Standards Board Interpretation No. 45 and has determined the current amount of the obligation is not significant to the financial statements, and has not recorded a liability related to this obligation.

Other - The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such matters are not expected to have a material adverse effect on the Company's financial position or results of operations.

Note 8 - Profit Sharing Plan

The Company has a defined contribution profit sharing plan ("the Plan") where eligible employees can make voluntary salary deferral contributions. The Plan conforms to the requirements of Internal Revenue Code Section 401(k) and covers substantially all employees of the Company. Employees are eligible for participation in the Plan after one year of employment. Employer contributions are discretionary up to a maximum amount allowed by law. Participants vest in employer contributions 20% per year over five years. For certain Plan years, the Company may elect to make a Qualified Matching Contribution to satisfy certain non-discrimination tests required by the IRS. This contribution may or may not be made for all participants. If a contribution is made on behalf of a participant, it will be 100% Vested at all times. During the period from July 1, 2004 through December 31, 2004, the Company contributed $117,905 to the Plan.

Note 9 - Income Taxes

Effective July 1, 2004, the Company elected to be taxed under Subchapter S of the Internal Revenue Code. Under the provisions of Subchapter S, the Company is subject only to a 1.5% California franchise tax. The income tax benefit includes an adjustment to eliminate previously recorded deferred taxes as a result of the S election.

Note 6 - Note Payable

On July 19, 2002, the Company entered into an unsecured loan agreement with Mellon 1st Business Bank to borrow $250,000. Interest on this note payable accrues monthly based upon Mellon 1st Business Bank's reference rate (5.25% as of December 31, 2004). The note payable requires monthly payments of principal and interest on the first day of each month through August 1, 2006, the maturity date. Three major shareholders of the Company have personally guaranteed the agreement. The outstanding balance of the note at December 31, 2004 was $104,167.

Future minimum principal payments on the note payable for the fiscal years ending December 31 are as follows:

Year Ending December 31:		
2005	$	62,500
2006		41,667
	$	104,167

Note 7 - Commitments and Contingencies

Leases - The Company leases its principal office space in Newport Beach, California under a non-cancelable operating lease agreement expiring in January 2008. The minimum commitment under the lease approximates $30,907 per month through its expiration. The Company also leases additional office space in Seattle, Washington under a non-cancelable operating lease, which expires March 2007. The commitment under the additional office space lease escalates on the anniversary of the lease agreement. The Company is responsible for executory costs such as property taxes and common area operating costs under both of these operating leases. Rent expense for the period from July 1, 2004 through December 31, 2004 was $207,556.

Future minimum rental payments required under these operating leases as of December 31, 2004 are as follows:

Year Ending December 31:		
2005	$	411,272
2006		412,516
2007		381,399
2008		30,907
	$	1,236,094

Note 9 - Income Taxes (continued)

The components of the income tax benefit for the period from July 1, 2004 through December 31, 2004 are as follows:

Current tax expense	$ 1,086
Adjustment to deferred taxes for enacted changes in tax status	(27,757)
	$ (26,671)

Note 10 - Reserve Requirement

The Company does not hold funds or securities for customers; accordingly it is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to Paragraph (k) (2) (ii) of such rule. Rule 15c3-3 provides for the maintenance by broker dealers of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities. The Company carries no customer regulated commodities futures accounts; therefore, the computation of segregated funds pursuant to Section 4d (2) of the Commodity Exchange Act is not applicable.

Note 11 - Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1.

At December 31, 2004, the Company had net capital of $498,658, which was $398,658 in excess of its required minimum net capital of $100,000. The Company's aggregate indebtedness to net capital ratio at December 31, 2004 was 2.05 to 1.

SUPPLEMENTAL INFORMATION

CANTERBURY CONSULTING INCORPORATED

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

NET CAPITAL		
Total stockholders' equity		$ 1,832,203
Deductions and/or charges		
Nonallowable assets:		
Prepaid expenses	$ 78,116	
Income tax refund receivable	3,414	
Deposits	36,992	
Property and equipment, net	377,316	
Customer and other receivables	828,122	1,323,960
Net capital before haircuts on securities positions		508,243
Haircuts on securities positions		
Money market funds	$ 6,729	
Undue concentration	2,856	9,585
Net capital		$ 498,658

COMPUTATION OF AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Total liabilities	$ 1,271,432
Less: Non-recourse capital lease obligations	(251,515)
Total aggregate indebtedness	$ 1,019,917

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum dollar net capital required	$ 100,000
Minimum net capital required (ratio 15 to 1)	$ 67,994
Minimum net capital required	$ 100,000
Excess net capital	$ 398,658
Excess net capital over 120% of minimum net capital required	$ 396,666
Ratio: Aggregate indebtedness to net capital	2.05

RECONCILIATION WITH COMPANY'S COMPUTATION INCLUDED IN PART II FORM X-17A-5 AS OF 12/31/2004

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS Report	$	524,488
Change in other allowable credits:		
Deferred tax on non-allowable asset		(55,616)
Adjustments relating to non-allowable assets		
Property and equipment		(18,063)
Customer and other receivables		(60,353)
Prepaid taxes		(3,414)
Deferred tax asset		27,859
Haircuts on securities:		
Money market funds and securities owned		(4,646)
Undue concentration		(2,341)
Other adjustments		
Consulting fee income and fees		100,586
Other income		19,285
Payroll and other expenses		(60,298)
Benefit for income taxes		31,171
	$	498,658

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2004

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds as a December 31, 2004.

CANTERBURY CONSULTING INCORPORATED
SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2004

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds as of December 31, 2004

INDEPENDENT AUDITOR'S REPORT ON

INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Canterbury Consulting Incorporated

In planning and performing our audit of the financial statements of Canterbury Consulting Inc. (the Company) for the period from July 1, 2004 through December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 220.8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Irvine, California
March 22, 2005